NO ACT

DC
PE
1-12-10



January 13, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Section 3(a)(9) Upstream Guarantees
Incoming letter dated January 12, 2010

The Division will not recommend enforcement action to the Commission if the parent securities in the convertible note and exchange offer fact patterns set forth in your letter are issued without registration under the Securities Act, in reliance on your opinion of counsel that the exemption provided in Section 3(a)(9) of the Securities Act will be available for the exchange. In reaching this position, we note that the subsidiary guarantors are "100% owned" subsidiaries, as that term is defined in Rule 3-10 of Regulation S-X.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Thomas J. Kim
Chief Counsel and Associate Director



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2010

Mail Stop 4561

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

Re: Section 3(a)(9) Upstream Guarantees

Dear Mr. Truesdell:

In regard to your letter of January 12, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Leslie N. Silverman
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006

Securities Act of 1933
Section 3(a)(9)

January 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re. Availability of Section 3(a)(9) for exchanges of parent securities with "upstream" subsidiary guarantees

Ladies and Gentlemen:

We hereby request that the staff of the Division of Corporation Finance (the "Staff") concur with our opinion that Section 3(a)(9) of the Securities Act of 1933 (the "Securities Act") would be available (assuming no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange within the meaning of Section 3(a)(9)) for the issuance of a security (without any guarantee) in exchange for an outstanding security that is fully and unconditionally guaranteed by one or more of the issuer's 100%-owned subsidiaries (as defined in Rule 3-10 of Regulation S-X). In the alternative we request that you advise us that the Staff will not recommend any enforcement action to the Securities and Exchange Commission if an issuer were to effect such an exchange in reliance upon Section 3(a)(9).

The availability of Section 3(a)(9) for such exchanges presents itself on a regular basis typically in one of the two following fact patterns:

- Convertible notes. Convertible securities are frequently issued with guarantees by one or more of the issuer's 100%-owned subsidiaries. These convertible securities are typically debt securities of the parent that are convertible at the option of the holder into common stock of the parent. The subsidiary guarantees are included to protect the convertible note holder against structural subordination to claims of the subsidiaries' creditors. The subsidiary guarantees play an integral role in defining the effective seniority of the convertible notes.

- Exchange offers. As a result of the recent financial crisis, there has been a significant increase in the number of exchange offers by issuers seeking to delever and equitize their balance sheets. These exchange offers typically involve the issuance of a new parent security (whether debt or equity) in exchange for the parent's outstanding convertible or non-convertible debt security that is guaranteed by one or more of the parent's 100%-owned subsidiaries. As with the convertible notes described above, the subsidiary guarantees were included to protect against structural subordination.

Discussion

Section 3(a)(9) of the Securities Act provides an exemption from registration for "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange." Where a single issuer is involved, without any third-party guarantees, the requirement of Section 3(a)(9) that the exchange of securities be between the issuer and its existing security holders (the "identity of issuer" requirement) is clearly met.

Under Section 2(a)(1) of the Securities Act, the term "security" is defined to include the guarantee of any other security. Accordingly, a conversion or exchange of a guaranteed security raises a question regarding the availability of Section 3(a)(9) for such an exchange, since it involves the securities of multiple issuers being exchanged for the security of a single issuer.

In the original text of the Securities Act, the language that is now Section 3(a)(9) was found in Section 4 relating to exempted transactions, exempting "the issuance of a security of a person exchanged by it with its existing security holders exclusively, where no commission or other remuneration is paid or given directly or indirectly in connection with such exchange." The legislative history of the provision is sparse. The House of Representatives Report adopting the Securities Act states:

> "[t]his exemption is considered necessary to permit certain voluntary readjustment of obligations. Inasmuch as any exchange that involves the payment of a commission of any sort is not exempt, there is no danger of the provision being used for purposes of evasion."[1]

In essence, Congress concluded that investors in an enterprise could agree to its reorganization, and the resulting exchange of different types of investments in that enterprise, without the benefit of SEC registration, so long as no one was paid a commission to induce them to do so.

In the past, the Staff has taken a "no-action" position on the basis of Section 3(a)(9) in certain situations where a security of an issuer with a "downstream" guarantee from its parent was exchangeable for a newly issued security of such parent. These fact patterns have involved:

---

[1] HR. Rep No. 152, at 25 (1933)

- Securities issued by a finance subsidiary and guaranteed by its parent that are exchangeable for a parent security. See, e.g., *The Warnaco Group, Inc.* (August 7, 1998) and *Echo Bay Mines, Ltd.* (May 18, 1998).

- Reorganizations, where an issuer reorganizes to create a holding company and the new parent guarantees the outstanding securities of the issuer, which are thereafter exchangeable for a parent security. See, e.g., *Kerr McGee* Corporation (July 31, 2001), *Nabors Industries, Inc.* (April 29, 2002), *Weatherford International, Inc.* (June 25, 2002) and *Duke Energy Corporation* (March 30, 2006).

- Acquisitions, where the acquirer guarantees the outstanding securities of the acquired company, which are thereafter exchangeable for securities of the acquirer. See, e.g., *Grand Metropolitan Public Limited Company* (April 14, 1998), *Time Warner, Inc.* (November 15, 2000) and *B.P. Amoco p.l.c.* (March 27, 2001).

In each of these fact patterns the common theme was that although two or more issuers were involved, as a practical matter, the investor regarded the exchange of the outstanding parent security for a new parent security as the substance of the conversion or exchange. The first fact pattern, a finance subsidiary, is the most straightforward, as there is no economic substance to the finance subsidiary and clearly the investor is looking solely to the parent guarantee. In the reorganization and acquisition contexts there is meaningful economic substance to the subsidiary issuer, but, as an economic matter, the investor is not looking at multiple investments in different issuers, but instead at a single investment in an "indivisible business" with varying degrees of structural subordination. An investor holding debt that is issued only by the parent will have a claim on the assets of the "indivisible business" ranking ahead of equity of the parent, but junior to secured debt of the parent or debt issued by the parent that is, through a guarantee, also an obligation of subsidiaries. Where the issuers and guarantors are parents and 100%-owned subsidiaries, the presence or absence of guarantees affects the holder's relative ranking among other stakeholders, not the essence of the investment. This is not dissimilar from the change in contractual or structural subordination that results in an exchange by a single issuer of its senior notes for its senior subordinated notes, secured debt for unsecured debt or its debt for its equity for which Section 3(a)(9) clearly is available (and was intended).

The Commission has recognized this economic reality in its modified reporting requirements under Regulation S-X and the Securities Exchange Act of 1934 for guaranteed securities. When the Commission substantially rewrote Rule 3-10 of Regulation S-X in 2000 (Rel. No. 33-7878), the Commission introduced the concept of "financial unity" and provided that modified financial information was acceptable where there was "financial unity between the subsidiary and its parent." In the context of 100%-owned subsidiaries, the Commission acknowledged that investors "evaluate the creditworthiness of the parent and subsidiary as a single, indivisible business."

All of the fact patterns where the Staff has taken a no-action position to date have involved "downstream" guarantees (i.e., situations where the parent guaranteed a security issued by one or more of its subsidiaries) as opposed to "upstream" guarantees (i.e., situations where one or more subsidiaries guaranteed a security issued by the parent). We respectfully submit, however, that this is a distinction without a difference. Economic reality should dictate the result. As an economic matter, the investor is not looking at multiple investments in different issuers, but instead at a single investment in an "indivisible business" with varying degrees of structural subordination. Where the issuers and guarantors are parents and 100%-owned subsidiaries, the presence or absence of guarantees affects the holder's relative ranking among other stakeholders, not the essence of the investment.

Conclusion

The Staff has acknowledged, at least in the fact patterns specified in the no-action letters cited above, that where the economic reality is that a single indivisible business is involved, the presence of multiple issuers should not preclude reliance upon Section 3(a)(9).[2] We are of the opinion that the availability of Section 3(a)(9) should not be limited to the three fact patterns covered by the existing no-action letters but should also be available for the convertible note and exchange offer fact patterns described above. The convertible note and exchange offer fact patterns present the same "financial unity" considerations as the Staff's existing no-action positions. Extending the Staff's no-action position to these fact patterns would be consistent with the Staff's existing no-action positions, the policy underlying Section 3(a)(9) as well as the general concepts underlying the modified reporting requirements in Rule 3-10 under Regulation S-X and "presents no danger of the provision being used for purposes of evasion."

If the Staff disagrees with our analysis, we would appreciate the opportunity to discuss this matter with you. Please do not hesitate to contact any of the undersigned if you have any questions or comments.

---

[2] The one instance where the Staff has publicly taken the position that Section 3(a)(9) is not available for the exchange of a guaranteed security is in Question 125.05 of its Securities Act Sections Compliance and Disclosure Interpretations (the "C&DIs"). The critical distinction in that fact pattern from the no-action letters cited above was that the exchange involved the surrender of a parent guarantee in exchange for an unguaranteed subsidiary note. The exchange shifted the investment from the parent to the subsidiary leaving the investor with no continuing interest in the rest of the "indivisible business".

Thank you in advance for your consideration of this matter. In accordance with Release No. 33-6269, seven additional copies of this letter are enclosed. Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed receipt copy and returning it in the enclosed stamped self-addressed envelope.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
212-450-4674

/s/ Leslie N. Silverman

Leslie N. Silverman
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
212-225-2380

/s/ Martin P. Dunn

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, D.C. 20006
202-383-5418